Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2017	2016
	(in millions, except ratios)
Net income	$327	$152
Equity in earnings of unconsolidated affiliates, net of distributions	18	58
Income tax expense	183	96
Capitalized interest	(4)	(3)
	524	303

Fixed charges, as defined:

Interest	195	220
Capitalized interest	4	3
Interest component of rentals charged to operating expense	2	2
Total fixed charges	201	225

Earnings, as defined	$725	$528

Ratio of earnings to fixed charges	3.61	2.35